15026848

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.	12.00

SEC MAIL PROCESSING
RECEIVED
NOV 30 2015
WASH, D.C.
201
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ED&F Man Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 42nd Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Bates 212-844-3693
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY 10036 (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PUBLIC

OATH OR AFFIRMATION

I, Peter J. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition of ED&F Man Capital Markets Inc. as of September 30, 2015, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LORETTA A. WAGNER
Notary Public, State of New York
No. 01WA6039830
Qualified in Richmond County
Commission Expires April 10, 2018

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Member's Equity.
☐ (f) Statement of Changes in Subordinated Borrowings.
☒ (g) Notes to Financial Statements.
☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
☐ (r) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D9F of the CEA.
☐ (s) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E D & F Man Capital Markets Inc.

Statement of Financial Condition

September 30, 2015

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
E D & F Man Capital Markets Inc.

We have audited the accompanying statement of financial condition of E D & F Man Capital Markets Inc. (the Company) as of September 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of E D & F Man Capital Markets Inc. at September 30, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 25, 2015

E D & F Man Capital Markets Inc.

Statement of Financial Condition

(In Thousands)

September 30, 2015

Assets		
Cash	$	96,794
Cash and securities segregated under federal and other regulations (cash of $393,257 and securities with a fair value of $647,422)		1,040,679
Securities purchased under agreements to resell		6,620,340
Securities borrowed		113,251
Receivable from broker-dealers and clearing organizations (includes securities with a fair value of $35,318)		464,998
Trading assets ($885,178 were pledged to creditors)		938,428
Fixed assets, net of accumulated depreciation and amortization of $262		1,974
Receivable from customers		173,698
Memberships in exchanges owned, at cost (fair value $2,647)		2,823
Deferred tax asset		312
Due from affiliates		1,034
Other assets		16,795
Total assets	$	9,471,127
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	7,837,916
Payable to customers		1,243,055
Payable to broker-dealers and clearing organizations		120,888
Trading liabilities		100,864
Due to affiliates		8,532
Accrued expenses and other liabilities		30,420
		9,341,674
Commitments, contingencies and guarantees (Note 8)		
Subordinated borrowings		20,000
Stockholder's equity		109,453
Total liabilities and stockholder's equity	$	9,471,127

See accompanying notes to statement of financial condition.

1. Organization and Nature of Business

E D & F Man Capital Markets Inc. (MCM or the Company), is incorporated under the laws of the State of New York and is a direct, wholly-owned subsidiary of E D & F Man Services Inc. (MSI or the Parent). The Company is an indirect, wholly-owned subsidiary of E D & F Man Holdings Limited (MHL), a limited liability company incorporated in England. The Company operates as a broker and a dealer in U.S. treasury, government agency and other fixed income securities. The Company also executes and clears commodity futures transactions for the accounts of its customers and operates as a broker in listed and over-the-counter derivative contracts.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and as a Futures Commission Merchant (FCM) with the U.S. Commodity Futures Trading Commission (CFTC) and is approved as a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company is a clearing member of the principal U.S. futures exchanges and the Government Securities and Mortgage Backed Securities Divisions of the Fixed Income Clearing Corporation (FICC). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

On October 1, 2014 the Company purchased the net assets of MPS Global Securities, LLC (MPS) for $8,470 from E D & F Man Holdings Inc. (MHI), both of which are affiliated companies. No goodwill was recognized on the purchase, which was accounted for as an acquisition of net assets between entities under common control in accordance with ASC 805. MPS was a registered broker dealer with the SEC and an Introducing Broker registered with the CFTC and was engaged in institutional brokerage activities as an introducing broker. The purchase was consummated to merge two affiliated broker dealers into one legal entity, as of September 30, 2015.

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements and the accompanying notes are reasonable; however, actual results could differ from those estimates.

Cash and Concentration of Credit Risk

At September 30, 2015, cash on the statement of financial condition consisted solely of cash. The Company's cash balances are held with nationally recognized financial institutions, and exceed the federally insured limit. The Company has not experienced any losses in cash accounts and believes it is not subject to any significant credit risk on cash.

The Company is a member of the FICC and clears eligible treasury and government agency securities transactions through the FICC. The Company executes and clears customers' commodity futures transactions through various regulated, clearing organizations (together with FICC, the Clearing Organizations). The Company's treasury and agency securities are held in an account with a leading financial institution. The Company utilizes the services of other broker dealers (the Clearing Brokers) to clear its non-FICC eligible securities transactions. The Clearing Brokers may also hold the Company's non-FICC eligible securities. The Company's clearing and settlement activities can result in concentrations of risk with the Clearing Organizations and the Clearing Brokers. Such risk, however, is mitigated by the Clearing Organizations and Clearing Brokers obligations to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the clearing firms and other members.

Trading Assets and Liabilities

Trading assets and liabilities and related revenues and expenses are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Company's financial instruments are reported at fair value, or amounts that approximate fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of trading assets and liabilities are generally based on quoted market prices or dealer quotes.

Commissions and Fees

Commissions, fees and related clearing expenses are recorded on a trade date basis as securities and futures transactions occur.

Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements) and securities borrowed transactions.

Resale and repurchase agreements are accounted for as collateralized financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and government agency securities, with a fair value equal to or in excess of the principal amount loaned.

The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Securities borrowed transactions are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

At September 30, 2015, the Company had obtained securities as collateral under resale agreements that could be repledged, delivered, or otherwise transferred with a fair value of $15,660,813.

(In Thousands, Except Shares)

2. Significant Accounting Policies (continued)

Substantially all of these securities have been repledged, delivered, or otherwise transferred, either as collateral under repurchase agreements or to satisfy the settlement of trading obligations of the Company.

The Company nets certain repurchase agreements and resale agreements with the same counterparty on the statement of financial condition when the requirements of ASC 210-20, *Balance Sheet – Offsetting*, are met, including the existence of master netting agreements between the Company and its counterparties.

The following table presents information about the offsetting securities purchased under resale and repurchase agreements and related collateral amounts in accordance with ASU 2011-11 and ASU 2013-01 as of September 30, 2015.

	Gross Amounts	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Cash or Financial Instruments Not Offset on the Statement of Financial Condition	Net Amount
Financial Assets					
Securities purchased under agreements to resell	15,348,684	(8,728,344)	6,620,340	(6,420,227)	200,113
Securities borrowed	113,251	-	113,251	(109,401)	3,850
Financial Liabilities					
Securities sold under agreements to repurchase	16,566,260	(8,728,344)	7,837,916	(7,622,200)	215,715

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized in the statement of operations are translated at the actual rates of exchange during the year. Net gains or losses resulting from foreign currency transactions are included in other revenues in the statement of operations.

(In Thousands, Except Shares)

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets consist of leasehold improvements and are stated at cost, less accumulated amortization. Amortization is recognized using the straight line method over the lower of the estimated useful lives of the assets or the remaining lease term. The estimated useful lives of the assets are 10 years. Refer to note 6 for further details.

Membership in Exchanges

Memberships in exchanges include trading rights and publicly traded shares of exchange stock required to be held for membership privileges. Memberships in exchanges and stock in clearing organizations are held for operating purposes and are carried at cost and periodically evaluated for impairment, in accordance with ASC 940-340, Other Assets and Deferred Costs. There was no other than temporary impairment during the year ended September 30, 2015.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of MHI (the US Holding Company). The Company accounts for income taxes on a separate company basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* (ASC 740), the Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained upon examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change occurs. As of September 30, 2015, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10, Accounting for Uncertainties in Income Taxes.

(In Thousands, Except Shares)

2. Significant Accounting Policies (continued)

Receivables from and payables to Customers

Receivable from and payable to customers primarily arise from commodities transactions and include gains and losses on open trades. Securities, primarily U.S. government obligations and warehouse receipts, owned by customers and held by the Company as collateral or as margin and the fair value of customers' options positions are not reflected on the statement of financial condition. At September 30, 2015, the fair value of customer and non-customer owned securities positions held were $26,533, and long and short option positions held were $687,118 and $810,284, respectively.

Receivable from and payable to customers also include trades with customers that settle on a Receive Versus Payment (RVP) or Delivery Versus Payment (DVP) basis that have passed their settlement date (failed to receive or failed to deliver trades). Securities failed to deliver and securities failed to receive are recorded at the contract price of the securities to be delivered or received by the Company. Receivables from customers include failed to deliver transactions of $171,311 and payables to customers include failed to receive transactions of $130,485. Should a counterparty fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market. Exposure on failed trades is monitored as part of the Company's risk management process. The value of the securities at September 30, 2015 approximates the amounts owed. Securities failed to deliver/receive at September 30, 2015 were settled without a material effect on the Company's statement of financial condition.

Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to clearing organizations represent end-of-day cash and securities deposits held with various clearing organizations. Amounts receivable from and payable to broker/dealers represent end-of-day cash balances and related amounts owed by or to clearing brokers arising from securities and futures transactions. Receivable from broker-dealers includes failed to deliver transactions of $132,186 and payable to broker-dealers includes failed to receive transactions of $115,477. The value of unsettled trades between trade date and settlement date is included in receivable from or payable to broker-dealers, as appropriate. Exposure on failed trades is monitored as part of the Company's risk management process. Unsettled trades and securities failed to deliver/receive are recorded at the contract price of the securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of the securities at September 30, 2015 approximates the amounts owed. Unsettled trades and securities failed to deliver/receive at September 30, 2015 were settled without a material effect on the Company's statement of financial condition.

(In Thousands, Except Shares)

2. Significant Accounting Policies (continued)

Share Based Awards

The Company has share based compensation arrangements with certain of the Company's employees whereby they will be granted a fixed number of shares of MHL if the employees achieve specific performance conditions. Performance conditions generally include a stated service period and return on equity hurdle. The Company accounts for the awards as equity plans in accordance with ASC 718, *Compensation – Stock Compensation.* As such, the Company determines the fair value of the shares awards on the grant date and records the expense ratably over the vesting period subject to management's estimate of the likelihood of performance conditions being achieved.

At each reporting period prior to vesting, the Company calculates the cumulative expense, representing the extent to which the vesting period has expired and management's best estimate of the number of equity instruments that will ultimately vest taking into account all vesting and performance conditions. The movement in cumulative expense from the prior statement of financial condition date is recognized as employee compensation and benefits in the statement of operations, with the corresponding compensation liability, in the statement of financial condition, over the original vesting period.

The Company has share based compensation arrangements with certain of the Company's employees whereby they will be granted a fixed number of shares of MHL if the employees achieve a stated service period of 36 months. The Company accounts for the awards as equity plans in accordance with ASC 718, Compensation – Stock Compensation. As such, the Company amortizes these share awards on a straight-line basis over the vesting period. The expense is included in employee compensation and benefits in the statement of operations, with the corresponding compensation liability, in the statement of financial condition.

Recent Accounting Pronouncements

In June 2014, the FASB issued ASU 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* ("ASC 2014-11"). ASU 2014-11 requires repurchase-to-maturity transactions to be accounted for as secured borrowings and eliminates existing guidance for repurchase financings. New disclosures are required for (1) certain transactions accounted for as secured borrowings and (2) transfers accounted for as sales when the transferor also retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. The guidance is effective for public business entities for the first annual period beginning after December 14, 2014, except for disclosure requirements related to secured borrowings, which are effective for periods beginning after March 15, 2015. The Company does not expect this standard to have a significant impact on the financial statement.

(In Thousands, Except Shares)

3. Assets Segregated and Held in Separate Accounts under Federal and Other Regulations

Included in cash and securities segregated under federal and other regulations on the statement of financial condition at September 30, 2015 are $393,257 of cash and U.S. government obligations with a market value of $637,422 held in separate accounts which are segregated and secured under the Commodity Exchange Act and $10,000 of U.S. Government obligations segregated in a special reserve bank account for the exclusive benefits of customers in accordance with rule 15c3-3 of the Securities Exchange Act.

4. Receivable From and Payable to Brokers-Dealers and Clearing Organizations

Receivable from and payable to brokers-dealers and clearing organizations at September 30, 2015, consist of the following:

	Receivables	Payables
Broker-Dealers	$ 222,563	$ 119,592
Clearing Organizations	242,435	1,296
	$ 464,998	$ 120,888

5. Fair Value Disclosure

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples include highly liquid U.S. government securities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. Examples include U.S. government agency and corporate securities.

5. Fair Value Disclosure (continued)

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial assets and financial liabilities are classified as Level 3, if the unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples include residential mortgage and other asset-backed securities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has established an Independent Pricing and Valuation (IPV) Committee that is responsible for the Company's valuation policies, processes and procedures. The IPV Committee is comprised of the Chief Operating, Chief Risk and Chief Financial Officers and the heads of relevant business units. The IPV Committee reports to the Financial Division Risk Committee of MHL. The IPV Committee implements valuation control processes to validate the fair value of the Company's financial instruments, including those derived from pricing models. The control processes are designed to ensure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in Level 3 of the fair value hierarchy include the following:

Model Review – the IPV Committee, in conjunction with the Company's risk department, utilizes a third party pricing model to arrive at level 3 valuations. The Company's risk department independently reviews the valuation model's theoretical soundness and the inclusion of observable inputs. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques, the use of comparable inputs, broker quotes and third party pricing.

5. Fair Value Disclosure (continued)

Independent Price Verification – the IPV Committee reviews recently executed transactions and other observable market data, such as exchange data, broker-dealer quotes, third-party pricing vendors, and aggregation services, when validating the fair values of financial instruments generated using its valuation model. The IPV Committee assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources is evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, the IPV Committee generates a ranking of the observable market data to ensure that the highest ranked market data source is used to validate the fair value of financial instruments.

Review of new Level 3 Transactions – the IPV Committee reviews the valuation methodology used to price all new material Level 3 transactions.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. government securities are valued using quoted market prices. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.

Government agency and corporate securities are valued using quoted market prices, or alternative pricing sources, such as broker or dealer quotations, and are generally classified as Level 2. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid market to classify them as Level 1.

Residential mortgage and other asset-backed securities are valued using market transactions and other market evidence whenever possible, or broker or dealer quotations, or using market based inputs to models. These securities are classified as Level 3.

Financial assets that are carried at contractual amounts that approximate fair value include cash, resale agreements, securities borrowed and receivable from broker-dealers and clearing organizations. Financial liabilities that are carried at contractual amounts that approximate fair value include repurchase agreements, subordinated borrowings, payable to broker-dealers and clearing organizations and accrued expenses and other liabilities. These financial instruments are generally short term in nature and bear interest rates that approximate market rates. All of the aforementioned financial instruments are classified within Level 1 of the fair value hierarchy,

(In Thousands, Except Shares)

5. Fair Value Disclosure (continued)

except for reverse repurchase agreements, securities borrowed, repurchase agreements, subordinated borrowings, and receivables and payables from/ to broker dealers and clearing organizations which are classified within Level 2 of the fair value hierarchy, as they are valued using observable market inputs or are short term in nature. The aforementioned financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value as they are short term in nature, are repriced frequently, and have negligible credit risk.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value as of September 30, 2015, within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and securities segregated under federal and other regulations	$ 647,422	$ -	$ -	$ 647,422
Trading Assets:				
US government and agency securities	312,938	580,414	-	893,352
Corporate securities	-	35,957	-	35,957
Residential mortgage and other asset-backed securities	-	5,246	3,873	9,119
Receivable from broker-dealers and clearing organizations (U.S. government securities)	35,318	-	-	35,318
	$ 995,678	$ 621,617	$ 3,873	$ 1,621,168
Liabilities				
Trading Liabilities:				
US government and agency securities	$ 59,720	$ 3,871	$ -	$ 63,591
Corporate securities	-	37,273	-	37,273
	$ 59,720	$ 41,144	$ -	$ 100,864

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the year.

(In Thousands, Except Shares)

5. Fair Value Disclosure (continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) during the year ended September 30, 2015:

	Balance at October 1, 2014	Purchase Proceeds	Sales Proceeds	Unrealized Losses	Realized Gains	Balance at September 30, 2015
Residential mortgages and other asset-backed securities	$ 2,394	$ 571,577	$ (578,086)	$ (46)	$ 8,035	$ 3,873

The following disclosures provide information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

Assets	Balance at September 30, 2015	Valuation Technique	Significant Unobservable Inputs: Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range
Residential mortgages and other asset-backed securities	$3,873	Discounted projected cash flow	Prepayment rate	1%-15% CPR
			Default rate	1%-12% CDR
			Loss severity	25%-62%

(In Thousands, Except Shares)

6. Fixed Assets

Details for fixed assets as of September 30, 2015, are as follows:

	Estimated Life	Cost	Accumulated Depreciation and Amortization	Net Book Value
Leasehold improvements	10 years	$ 2,236	$ 262	$ 1,974
		$ 2,236	$ 262	$ 1,974

During the year, the Company sold part of its leasehold improvements to MSI for $1,109. The sale was consummated at the assets' net book value.

7. Subordinated Borrowings

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

MCM has one subordinated note payable to MSI of $20,000, maturing on September 28, 2017. The interest rate, which will reset periodically, is based on LIBOR plus 450 basis points.

8. Commitments, Contingent Liabilities, and Guarantees

The Company leases office space in Chicago and Florida under operating leases expiring in March 2022 and October 2016, respectively. Rental payments are approximately $26 and $2, respectively, each month. The Chicago lease is secured by a guarantee issued by MHL, the Company's ultimate parent.

Aggregate future minimum rental payments in the period and years subsequent to September 30, 2015, are approximately as follows:

(In Thousands, Except Shares)

8. Commitments, Contingent Liabilities, and Guarantees (continued)

Year Ending September 30:	
2016	$ 330
2017	318
2018	324
2019	332
2020 and thereafter	869
Total	$ 2,173

MSI paid all rental payments for the Chicago lease and recharged the Company for the cost. The charges are included in allocated charges from affiliates in the statement of operations.

In accordance with its clearing agreement, the Company is responsible to indemnify its clearing brokers against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company, however, believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

At September 30, 2015, the Company has guaranteed bank loans of $896 for customers who are members of commodity futures exchanges. The guarantees for customers are secured by exchange memberships and the loans mature on various dates through 2020. In the event these parties default on their loans and the value of the collateral is insufficient to repay the loans, the Company would be required to perform under these guarantees.

The Company is a member of certain clearing organizations and exchanges. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to these exchanges. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its own resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these guarantees and management believes that any potential requirement to make payments under these guarantees is remote.

COEX Partners Inc. (COEX) is a Guaranteed Introducing Broker (GIB) of the Company. The Company, as is customary in GIB agreements, has guaranteed the obligations of COEX under the Commodity Exchange Act. The Company does not expect to incur any liability under the GIB

(In Thousands, Except Shares)

8. Commitments, Contingent Liabilities, and Guarantees (continued)

agreement with COEX and has not recorded any contingent liability in the financial statements for any obligations arising under this guarantee.

9. Related-Party Transactions

At September 30, 2015, the Company has the following outstanding balances with related parties:

Receivables from affiliates:		
E D & F Man Capital Markets Limited	$	231
E D & F Man Metals Limited		803
	$	1,034
Payables to affiliates:		
E D & F Man Services Inc.	$	5,248
E D & F Man Sugar Inc.		2,018
E D & F Man Client Services Inc.		637
COEX Partners Inc.		520
Other		109
	$	8,532

The Company has entered into Expense Sharing Agreements with various related parties. MSI pays expenses, including support, rent, utilities, and information technology for certain of the related entities in the United States. MSI allocates operating charges related to these costs to various related parties, including the Company. For the year ended September 30, 2015, these charges amounted to $18,053, and are included in allocated charges from affiliates in the statement of operations.

Agman Holdings Limited (Agman) provides tax, risk and treasury support to the Company. These charges amounted to $795 for the year ended September 30, 2015, and are included in allocated charges from affiliates in the statement of operations.

E D & F Man Capital Markets Ltd. (MCM Ltd) pays for certain expenses on behalf of the Company, including communications, technology and personnel costs and the Company pays for certain expenses on behalf of MCM Ltd, including technology support costs. The Company was charged $945 by MCM Ltd during the period and MCM Ltd was charged $890 by the Company during the period. Costs are included in allocated charges from affiliates and communications and technology expenses on the statement of operations.

(In Thousands, Except Shares)

9. Related-Party Transactions (continued)

MHI contracts and pays for employee benefit costs on behalf of the Company. The charge to the Company for the year to September 30, 2015 was $1,114 and is included in the employee compensation and benefits expense in the statement of operations.

At September 30, 2015, the Company had $20,000 in subordinated notes payable to MSI.

During the year to September 30, 2015, MSI contributed an additional $48,500 in paid in capital to the Company.

E D & F Man Treasury Management plc (MTM) has made available committed and uncommitted borrowing facilities to various affiliated entities, including the Company. From time to time, the Company borrows funds from MTM. Interest is charged on the borrowings at a spread over 1 month LIBOR. The Company incurred $313 of interest expense during the year ended September 30, 2015, which is recorded in interest expense in the statement of operations.

The Company clears and executes commodity futures transactions for customers of COEX. COEX is a related party of MHL and has operated as an introducing broker to the Company from December 10, 2014. Up until January 1, 2015, COEX operated as a division of MCM. As of January 1, 2015 and as part of the separation agreement between the Company and COEX, COEX reimbursed the Company for historical losses incurred by COEX while a division of the Company and reimbursed the Company for other assets related to the COEX business. The reimbursements were at book value.

From time to time, E D & F Man Client Services Inc. (MCS) purchases outstanding receivables from the Company at a discount to book value. The book value of receivables sold by the Company to MCS in the year to September 30, 2015 was $3,526.

10. Share Based Awards

In accordance with ASC 718, *Compensation – Stock Compensation*, as these awards are classified as equity awards, the fair value of the awards are determined at grant date based on the calculated net asset value per share of MHL. The cumulative expense is reassessed at each statement of financial condition date based on management's estimate of awards that are expected to vest. The performance conditions on the awards outstanding at October 1, 2014 were not met during the period and all outstanding awards lapsed.

(In Thousands, Except Shares)

10. Share Based Awards (continued)

The following table illustrates the number and movements in share awards outstanding during the year ending September 30, 2015:

	Number of Shares
Outstanding at October 1, 2014	136,240
Expired	136,240
Outstanding at September 30, 2015	-

MHL issues equity-settled, share-based payments to certain of the Company's employees (including Directors) whereby employees render services in exchange for shares or rights over shares. The cost of the share-based payment transactions with employees is measured by reference to the fair value of the shares awarded at the date the award is granted. No awards have been granted to employees of the Company to date, and therefore no expense has been recorded for share based payments under this plan.

The Company has also issued share-based awards to employees that are classified as liability awards. The cost of the awards is set at the grant date and expensed over the vesting period of 36 months. The consideration the holders of the awards expect to receive does not change and is paid in cash. During the period to September 30, 2015, the Company recognized $400 of expense related to these awards and had reflected a liability of $166 on the statement of financial condition. The amount of future compensation expense through the final vesting date is $233. The awards have a remaining vesting period of 7 months.

11. Employee Benefit Plans

Substantially, all employees of the Company are covered by MHI's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for futures commission merchants (FCM) and introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternate method of Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items, as defined, or

(In Thousands, Except Shares)

12. Net Capital Requirements (continued)

$1,000 or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM with the CFTC.

At September 30, 2015, the Company had net capital of $75,727 and excess net capital of $40,284. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

13. Taxation

The Company's statement of financial condition recognize the current and deferred income tax consequences that result from the Company's activities during the current period as if the company were a separate company taxpayer rather than a member of the US Holding Company's consolidated income tax return group.

As of September 30, 2015, the Company has recorded a deferred tax asset of $312 on its statement of financial condition. The deferred tax asset consists primarily of temporary differences related to deferred rent amortization and expense accruals. These assets are offset by deferred tax liabilities arising from differences in the book and tax basis of fixed assets as a result of accelerated tax depreciation, as well as prepaid deductions.

The Company accrues the income tax benefit at the enacted statutory rate. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to state and local taxes.

The Company is subject to the provisions of ASC 740. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained upon examination by a taxing authority and requires measurement of a tax position meeting the "more-likely-than-not" criterion, based on the largest benefit that has a great than 50% likelihood of being realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of September 30, 2015. The US Holding Company was audited by the IRS for tax years ended September 30, 2009 and 2010. During the year ended September 30, 2013, the IRS issued a no change letter on both years. Currently the 2011 to 2014 tax years are open for tax review.

(In Thousands, Except Shares)

13. Taxation (continued)

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the year ended September 30, 2015, the Company did not accrue any interest or penalties as the Company did not have any unrecognized tax benefits or uncertain tax positions during the year.

14. Derivative Instruments

The Company holds positions in exchange-traded interest rate and currency futures to mitigate risks arising from its business activities. The Company facilitates counterparty transactions in To Be Announced securities (TBAs). These transactions are subject to varying degrees of market and credit risk.

The following table quantifies the derivative and TBA balances recorded in trading assets, trading liabilities and payable to broker-dealers and clearing organizations on the statement of financial condition, through a disclosure of notional amounts, in comparison with the fair value of those derivatives on a gross basis:

	Notional	Positive Replacement Value	Notional	Negative Replacement Value
Exchange-traded futures contracts	$ -	$ -	$ 5,681,909	$ 3,930
TBA forward contracts	$ 1,508,077	$ 8,142	$ 2,057,954	$ 8,784

Revenues from TBA transactions and exchange-traded futures transactions are included in principal transactions on the statement of operations. For the year ended September 30, 2015, the Company recognized $1,379 in revenue from TBA transactions, which are recorded in principal transactions in the statement of operations.

TBA transactions and exchange-traded futures transactions are classified within Level 1 of the fair value hierarchy.

15. Subsequent Events

The Company has evaluated subsequent events through November 25, 2015, the date on which these financial statements are being issued.